Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-3 of Immunic, Inc. of our report dated March 16, 2020, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which includes an explanatory paragraph relating to the Company's ability to continue as a going concern, which appears in the annual report on Form 10-K for the year ended December 31, 2019, and to the reference to our Firm under the caption "Experts."

/s/ Baker Tilly US, LLP

Minneapolis, Minnesota
November 13, 2020

Baker Tilly US, LLP, trading as Baker Tilly, is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities.